FILE NO. 082-03311

(Translation)

May 18, 2007

Dear Sirs,

Name of the Company: Shiseido Company, Limited

Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Further inquiries: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Notice of Stock Options (Stock Acquisition Rights) for the Fiscal Year Ending March 31, 2008

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would propose at its 107th Ordinary General Meeting of Shareholders to be held on June 26, 2007, an item of business relating to the determination of remuneration, etc. for granting stock options to the Directors, as described below:

Description

The executive compensation policy of the Company, which has been designed by its Compensation Advisory Committee with an outside Director acting chairman and including third parties, is a highly transparent policy taking in objective perspectives.

The executive compensation under the policy is comprised of fixed basic compensation and performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, and the portions thereof are almost in an equal rate. The performance-linked compensation consists of bonuses payable based on annual performances, the "stock options as medium-term incentives" based on the targets of the three-year plan, which has started as from April 1, 2005, and the "stock options as long-term incentives", which place emphasis on sharing interests with its shareholders. Thus, the policy is designed to motivate the officers of the Company to engage in management while having constant awareness of operating results and stock

prices from not only single-year but also medium- and long-term perspectives.

The Company will submit an item of business relating to the aforesaid two types of stock options (Item of Business No. 5) as well as an item of business for the payment of Directors' bonuses (Item of Business No. 4) to its 107th Ordinary General Meeting of Shareholders.

For the reason that allotment of stock acquisition rights as stock options to Directors is deemed to be a part of remuneration, etc. payable to Directors following the enforcement of the Corporate Law of Japan (Law No. 86 of 2005)*, this item of business enables the Company to pay remuneration, etc. to the Directors for granting two types of stock options to the Directors.

In the event that an item of business for the election of Directors (Item of Business No. 2) is approved as proposed, the number of Directors will be nine (9). But no stock options under this item of business will be granted to two (2) outside Directors who shall be paid fixed basic compensation only.

* In Article 361 of the Corporate Law of Japan, financial benefits receivable as a consideration for the execution of duties from a company such as remuneration, bonuses and others are defined as "remuneration, etc." and the term "remuneration, etc." stated in this item of business has the same meaning.

1. Stock options as medium-term incentives

Reason for the proposal of the issuance of stock acquisition rights:

To make the Directors of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company intends to grant to the Directors stock options as medium-term incentives for the fiscal year ending March 31, 2008, which the Directors may exercise at the exercise price of ¥1 per each stock acquisition right. Provided, however, that for the fiscal year ending March 31, 2008, the Company intends to grant stock acquisition rights to one (1) Director whose position as Executive Officer will be promoted (subject to the approval of Item of Business No. 2), in accordance with his/her position after promotion.

For that purpose, the Company proposes to set forth ¥10,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (3 or less)) per year as the limit of remuneration, etc. for the Director in the form of allotments of stock acquisition rights stated below as stock options.

The Company intends to grant the stock acquisition rights through a method where a paid-in amount of the stock acquisition rights shall be a fair value thereof and the

Company shall grant compensation in cash equivalent to the paid-in amount to the Director and then the Director shall offset his/her claim against the Company for such compensation against his/her obligation to pay the paid-in amount.

(1) The number of shares which may be issued upon exercise of stock acquisition rights:

The number of shares which may be issued upon exercise of one stock acquisition right will be 1,000 shares of common stock of the Company (the "Subject Number of Shares").

Furthermore, in the event that the Company shall adjust the Subject Number of Shares such by a share split or share consolidation, the Company may adjust the Subject Number of Shares to the reasonable extent.

(2) Amount paid upon exercise of stock acquisition rights:

Payment required for the exercise of stock acquisition rights shall be made in cash. The exercise price per share shall be ¥1 and the total payment required shall be an amount obtained by multiplying ¥1 by the Subject Number of Shares.

(3) Stock acquisition right exercise period:

From July 1, 2008 to June 30, 2011

(4) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or Executive Officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. Notwithstanding the above provision, if any grantee of stock acquisition rights leaves office as Director or Executive Officer of the Company due to retirement upon expiration of the term of office, his/her death or any other good reason on or after the day on which he/she is granted the stock acquisition rights up to March 31, 2008, the number of stock acquisition rights that he/she is entitled to exercise shall be reduced in accordance with the period of his/her service as such.

3. Based on the target ratio of 8% of operating income to net sales on a consolidated basis for the year ending March 31, 2008, only if and when the rate of achievement of actual performance to the target is 90% or more, any grantee of stock acquisition rights shall be entitled to exercise his/her stock acquisition rights according to the rate of achievement; provided, however, that the rate of achievement so calculated shall not exceed 110%.

4. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights.

(5) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors of the Company.

(6) Other details of stock acquisition rights:

The details of items 1 to 5 and matters other than items 1 to 5 shall be determined at a meeting of the Board of Directors at which the issuance of the stock acquisition rights will be resolved.

2. Stock options as long-term incentives

Reason for the proposal of the issuance of stock acquisition rights:

To link compensation of the Directors of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the corporate value of the whole Shiseido Group, the Company intends to grant stock options to seven (7) Directors (subject to the approval of Item of Business No. 2), excluding the outside Directors, for the fiscal year ending March 31, 2008.

For the fiscal year ending March 31, 2008, the Company proposes to set forth ¥50,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (100 or less)) per year as the limit of remuneration, etc. for Directors in the form of allotments of stock acquisition rights stated below as stock options.

Upon granting the stock acquisition rights, no cash payment will be required in exchange for the stock acquisition rights.

(1) The number of shares which may be issued upon exercise of stock acquisition rights:

The number of shares which may be issued upon exercise of one stock acquisition right will be 1,000 shares of common stock of the Company (the "Subject Number of Shares").

Furthermore, in the event that the Company shall adjust the Subject Number of

Shares by a share split (including the allotment of shares of common stock of the Company without compensation) or share consolidation, the Company may adjust the Subject Number of Shares to the reasonable extent.

(2) Amount paid upon exercise of stock acquisition rights:

Payment required for the exercise of stock acquisition rights shall be made in cash. The amount shall be obtained by multiplying the exercise price per share as defined below by the Subject Number of Shares.

The exercise price per share (the "Exercise Price") delivered upon exercise of stock acquisition rights shall be an amount obtained by multiplying the average of the closing prices (regular way) of the Company for 20 days (excluding days on which no trading was reported) retroactively commencing on the day preceding the allotment day on the Tokyo Stock Exchange by 1.05, with any fraction of ¥1 rounded upward; provided however, that the Exercise Price shall not fall below the closing price on the allotment day.

Furthermore, in the event that the Company splits (including the allotment of shares of common stock of the Company without compensation) or consolidate its shares or issue new shares at the issue price below the current market price (excluding the issuance of shares upon exercise of stock acquisition rights), the Exercise Price shall be adjusted to the reasonable extent.

(3) Stock acquisition right exercise period:

The Board of Directors will fix the exercise period within the period on and from the day next following the day on which the Board of Directors determines the terms and conditions for offering the stock acquisition rights to the day on which 10 years elapse from the date of such determination.

(4) Terms and conditions of the exercise of stock acquisition Rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or Executive Officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights.

(5) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors of the Company.

(6) Other details of stock acquisition rights:

The details of items 1 to 5 and matters other than items 1 to 5 shall be determined at a meeting of the Board of Directors at which the issuance of the stock acquisition rights will be resolved.

(For reference)

Stock options to Executive Officers who do not concurrently hold offices of Directors

The executive compensation policy of the Company is addressed to the Directors and the Executive Officers who do not concurrently hold offices of Directors, under which such Executive Officers of the Company will be granted "stock options as medium-term incentives" and "stock options as long-term incentives" as will be granted to the Directors. The two types of stock options for Executive Officers are scheduled to be determined at a meeting of the Board of Directors, separately from the stock options for Directors.

The size of the issue of stock acquisition rights as stock options based on the executive compensation policy for Executive Officers who do not concurrently hold offices of Directors is as follows:

1. Stock options as medium-term incentives

   The Company will propose to set forth ¥60,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (30 or less)) per year as the limit of remuneration, etc. for five (5) Executive Officers who newly assumed offices of Executive Officers on January 1, 2007 and April 1, 2007, in the form of allotments of stock acquisition rights as stock options.

2. Stock options as long-term incentives

   The Company proposes to set forth ¥80,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (110 or less)) per year as the limit of remuneration, etc. for fourteen (14) Executive Officers who do not concurrently hold offices of Directors in the form of allotments of stock acquisition rights as stock options.

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FILE NO. 082-03311

(Translation)

May 18, 2007

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Further inquiries: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Notice of Distribution of Retained Earnings

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would propose at its 107th Ordinary General Meeting of Shareholders to be held on June 26, 2007, an item of business relating to the distribution of retained earnings with the record date therefor fixed on March 31, 2007, as described below:

Description

1. Details of the dividends

	Amount determined	Most recent forecast for dividends (publicized on April 26, 2007)	Previous results (for the year ended March 31, 2006)
Record date	March 31, 2007	Same as on the left	March 31, 2006
Dividend per share	¥16.00	¥16.00	¥15.00
Amount of dividends	¥6,605 million	-	¥6,186 million
Effective date	June 27, 2007	-	June 30, 2006
Source of dividends	Retained earnings	-	Retained earnings

2. Reasons

Our total shareholder return policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations, we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a total return ratio, which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term while increasing the fraction of dividends.

Giving thought to such policy and consolidated operating results for the year ended March 31, 2007, we have determined to increase dividends in two consecutive years and thus, plan to declare a year-end cash dividend of ¥16.00 per share for the year ended March 31, 2007, up ¥1.00 from a year earlier. Coupled with the ¥16.00 interim dividend, this will bring total annual dividends to ¥32.00 per share, up ¥2.00 from a year earlier.

(For reference) Breakdown of the annual dividends

	Dividend per share		
	Interim	Year-end	Annual
Year ended March 31, 2007	¥16.00	¥16.00	¥32.00
Year ended March 31, 2006	¥15.00	¥15.00	¥30.00

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END